August 12, 2025

Jurgi Camblong
Chief Executive Officer
Sophia Genetics SA
La Pi  ce 12
CH-1180 Rolle
Switzerland

       Re: Sophia Genetics SA
           Registration Statement on Form F-3
           Filed August 5, 2025
           File No. 333-289270
Dear Jurgi Camblong:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   David Li, Esq.